Exhibit 99.5

Zhibao Technology Accelerates National Expansion with Strategic Acquisition of Insurance Broker Zhonglian Jinan

Zhibao Technology Acquires Controlling Interest in Zhonglian Jinan, More than Doubling its Branch Network and Strengthening Its Nationwide Insurance Brokerage Capabilities.

Shanghai, China--(Newsfile Corp. – July 2, 2025) - Zhibao Technology Inc. (NASDAQ: ZBAO) ("Zhibao," "we," or the "Company"), a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities in China, today announced that one of its subsidiaries, Zhibao Technology Co., Ltd. (“Zhibao China”), has entered into a share purchase agreement (“Agreement”) with two shareholders (“Sellers”) of Zhonglian Jinan Insurance Brokers Co., Ltd. (“Zhonglian Jinan” or “Target”), and the Target, pursuant to which, subject to the terms and conditions set forth in the Agreement, Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian Jinan (the “Acquired Assets”) for a total purchase price of RMB25.5 million (approximately $3.5 million) (“Purchase Price”), subject to adjustment as provided in the Agreement (the “Acquisition”).

Transaction Structure and Terms

Under the Agreement, the Purchase Price is based on an evaluation of RMB 50 million for the 100% of the equity interest in Zhonglian Jinan mutually agreed by Zhibao China and Sellers and shall be paid in four installments. The first three installments, each in the amount of RMB7.65 million (approximately $1.05 million), shall be payable on July 31, 2025, July 31, 2025 and January 31, 2026, respectively. The fourth installment, in the amount of RMB 2.55 million (approximately $0.35 million), is subject to adjustment in the event that the revenue generated by the Target is less than RMB 140 million (approximately $19.18 million) within one year following the full payment of the first instalment of the Purchase Price (the “Delivery Date”). The fourth installment is payable within 30 days following the first anniversary of the Delivery Date. Additionally, Zhibao China also has a right of first refusal to acquire an additional 34% equity interests in Zhonglian Jinan by the end of 2027 (the “Subsequent Acquisition”), contingent upon Jinan achieving ongoing performance goals.

Founded in June 2015 and headquartered in Ningbo, Zhejiang, Zhonglian Jinan is a licensed insurance brokerage with a nationwide footprint comprising 28 province-level and 30 city-level branches.

During the year ended June 30, 2024, Zhonglian Jinan generated revenue of approximately RMB191.7 million ($26.3 million).

Strategic Acquisition Positioned to Expand Zhibao’s Reach, Product Portfolio, and Profitability

The acquisition delivers comprehensive strategic value, positioning Zhibao for accelerated growth and market leadership:

Geographic Expansion: This controlling interest and majority ownership structure is anticipated to more than double the number of branch offices operated by Zhibao’s various operating entities.

Licensing and Regulatory Advantages: Securing new insurance brokerage licenses or expanding business operations in China typically requires regulatory approval, which may take several years to obtain. Though this Agreement, Zhibao gains immediate access to the flexibility and nationwide applicability of Zhonglian Jinan’s existing brokerage licenses.

Product Portfolio Integration:  Zhonglian Jinan’s existing product portfolio enhances and complements Zhibao's product offerings in areas such as liability, accident and health, commercial property, and logistics. In sectors where Zhibao and Zhonglian Jinan are both active engaged, such as travel, natural gas, medical, and home property insurance, the integration is expected to increase business scale and operational synergies.

Following the Acquisition, Zhonglian Jinan became a PRC subsidiary of the Company.

“We are very excited to announce our partnership with Zhonglian Jinan through this majority acquisition, which we believe will create long-term value for both companies and our shareholders,” said Mr. Botao Ma, CEO of the Company. “Zhonglian Jinan’s customer base, service portfolio, and strong online platform align well with Zhibao’s growth strategy. Together, we aim to capitalize on and enhance the impressive online capabilities of Zhonglian Jinan to drive customer growth, offer specialized target customer marketing and service, and increase customer support and servicing options, strengthening both companies position in the rapidly evolving digital insurance landscape in China.”

“I see opportunities for potential future collaboration with other similar entities,” continued Mr. Ma. “The insurance brokerage industry in China is evolving, and we believe there may be room for further integration over time. With its strong foundation and experienced team, Zhibao is well-positioned to contribute meaningfully to this ongoing development.”

About Zhibao Technology Inc.

Zhibao Technology Inc. (NASDAQ: ZBAO) is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities ("Zhibao China Group") in China. 2B2C ("to-business-to-customer") digital embedded insurance is the Company's innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS ("Platform as a Service").

Zhibao has developed over 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao acquires and analyzes customer data, utilize big data and AI technology to continually iterate and enhance its digital insurance solutions. This iterative process, in addition to continually improving its digital insurance solutions, will keep it abreast of the new trends and customer preferences in the market. For more information, please visit: ir.zhibao-tech.com.

About Zhonglian Jinan

Founded in June 2015 and headquartered in Ningbo, Zhejiang, Zhonglian Jinan is a licensed insurance brokerage company with operations across China, primarily engaged in the provision of insurance brokerage services to end customers. It operates 28 province-level and 30 city-level branches, primarily concentrated on non-auto insurance lines, including liability insurance, accident insurance, enterprise property insurance, cargo transportation insurance, and short-term health insurance. It also provides comprehensive services to policyholders, including risk identification and assessment, insurance plan design tailored to clients’ needs and budgets, multi-company policy comparison, and negotiation of underwriting terms.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "is/are likely to," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the "Risk Factors" section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.
Investor Relations Office
Email: ir@zhibao-tech.com

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